Standex
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News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Christian Storch, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS FIRST QUARTER FISCAL 2008 FINANCIAL RESULTS

SALEM, NH – October 25, 2007 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal 2008 ended September 30, 2007.

- Net sales for the quarter of fiscal 2008 increased to $175.5 million from $149.5 million in the first quarter of fiscal 2007. The two Foodservice Equipment acquisitions added approximately $25.9 million in revenues in the first quarter.

- Income from operations for the first quarter of fiscal 2008 was $10.8 million compared with $10.2 million in the first quarter last year. In the first quarter of fiscal 2007, Standex recognized a $1.1 million pre-tax gain on the sale of excess property.

- Net income from continuing operations for the first quarter of fiscal 2008 was $5.3 million, or $0.43 per diluted share, compared with $6.0 million, or $0.48 per diluted share, in the first quarter of fiscal 2007. The sale of the excess property in the first quarter of fiscal 2007 resulted in a gain of $0.06 per diluted share in the year-ago period. Net income for the first quarter of fiscal 2008 was negatively impacted by a higher effective tax rate which is primarily due to the impact of a decrease in the statutory tax rate in Germany on deferred tax assets recorded in prior periods. In addition, net income from continuing operations in the first quarter of fiscal 2008 was affected by higher interest expense as a result of increased borrowing levels coupled with higher average interest rates.

- Net income for the first quarter of fiscal 2008 was $5.9 million, or $0.48 per diluted share, compared with net income of $12.1 million, or $0.98 per diluted share, in the first quarter of fiscal 2007. Net income for the first quarter of 2007 included income from discontinued operations of $6.1 million, or $0.50 per diluted share, resulting from the divestitures of the Standard Publishing and Berean Christian Stores businesses.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) increased to $129.3 million at September 30, 2007 from $123.0 million at September 30, 2006. Working capital turns improved to 5.4 turns for the first fiscal quarter of 2008 from 4.9 turns in the same quarter of 2007.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $128.6 million at September 30, 2007 from $144.3 million at June 30, 2007. The debt reduction was due to improved working capital management and the proceeds from the sale and leaseback of real property. The Company's balance sheet leverage ratio of net debt to total capital was 37% at September 30, 2007, compared with 41% at June 30, 2007.

Comments on the First Quarter

"The highlight of the first fiscal quarter was the very significant growth in both sales and profit demonstrated by our Food Service Equipment Group," said President and Chief Executive Officer Roger Fix. "The Engineered Products Group also turned in a strong improvement in profit. The Air Distribution Products, Hydraulics Products and Engraving Groups continue to face very difficult market environments."

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The **Food Service Equipment Group** posted first-quarter, year-over-year sales growth of 47.8%, including an 8.3% organic sales growth rate. First-quarter operating income increased 94.6% year-over-year, which was the result of significantly improved performance by the Company's Master-Bilt walk-in cooler and refrigerated cabinet business as well as strong contributions from BKI and Kool Star. All of Kool Star's products are manufactured at the Company's Nogales, Mexico facility.

"We continue to be pleased with the performance of our American Foodservice and APW Wyott acquisitions," said Fix. "As we expected, these businesses were slightly accretive to earnings for the first time this quarter. Our organic sales growth was due to solid performance across all of our food service businesses. Higher sales volume, price increases, cost reductions and improved productivity resulted in excellent bottom-line results at Master-Bilt, Kool Star and BKI."

Engineered Products Group revenue for the first quarter decreased by 3% while operating income grew by 46% year-over-year. The year-over-year sales comparison is made difficult by a non-recurring, low-margin $1.2 million shipment in the year-ago quarter.

"We continue to see robust demand across our energy, aviation, and aerospace end user markets," said Fix. During the quarter we initiated the installation of several major machine tools to support the previously announced contract with a large energy OEM customer that should contribute to revenue growth in the second half of the fiscal year.[1] In addition, we are currently quoting on several significant aerospace programs and we are optimistic about the opportunities for growth in this segment over the next 2-4 years.[1] At the electronics business we continue to see improved year-over-year performance due to cost reductions, price increases, the positive effect of our Chinese operation and plant consolidations."

The **Engraving Group's** sales for the quarter dropped by 4.7% year-over-year due primarily to the continuing delays of several new platform projects by the Group's global OEM automotive customers in North America. First-quarter income from operations was down 54.7% year-over-year due to reduced volumes over the high fixed costs in this business.

"While we continue to be affected by the platform project delays, we are encouraged by the positive performance of our international engraving operations," said Fix. "Our international success was bolstered by our new texturizing facility in Turkey, which provides us with a competitive advantage in that region, along with our penetration of non-automotive sectors in Europe, cost reductions and productivity improvements due to lean enterprise techniques."

Air Distribution Products Group ("ADP") sales for the quarter declined by 8.2% as a result of the ongoing severe downturn in the new residential construction market. Significantly higher material costs, coupled with a substantial part significant decline in real volume, and costs to close ADP production in Mexico, resulted in an 82% reduction in operating income.

"Although we believe that we gained market share in the first quarter, the recent additional deterioration in housing starts in conjunction with the growing inventory of new and existing homes leads us to be cautious on ADP's outlook for the remainder of the fiscal year,"[1] said Fix.

Hydraulics Products Group revenues for the quarter fell by 12.2% due to continued depressed market conditions, which were exacerbated by new EPA rules that went into effect on January 1, 2007. Operating income declined by 30% year-over-year as a result of reduced sales volume and investments in the European and Chinese markets. "We continue to develop markets in Europe, Latin America and China in order to diversify our revenue base and decrease dependence on the North American market," added Fix.

Business Outlook

"Across our operations, we are taking aggressive actions to increase market share, expand revenues and enhance profitability," said Fix. "The timing of any recovery in the housing and off-road heavy construction vehicle markets is not clear, so we are cautious with our expectations for the ADP and Hydraulics Products Groups.[1] We expect to be well-positioned for accelerated growth when these markets rebound.[1] We also anticipate that our Engraving Group will report improved sales and profits when the delayed automotive programs finally come online."[1]

"The prospects for the Food Service Equipment Group are very positive," added Fix. "Our acquisitions are performing in line with our expectations and we look forward to leveraging sales and cost synergies across our operations. Each one of our other food service businesses is on a growth trajectory as well. We also are buoyed by the prospects for our Engineered Products Group and expect to see robust demand from each of Spincraft's end markets for the foreseeable future."[1]

Conference Call Details

Standex will host a conference call for investors today at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Christian Storch, CFO, will review the Company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 69980439. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the general domestic and international economy including more specifically conditions in the food services equipment markets, the heavy construction vehicle market, the new residential construction market, delays in OEM new design cycles in the automotive industry and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2007, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

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CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share data)

	Three Months Ending September 30,	
	2007	**2006**
CONSOLIDATED SUMMARY OF INCOME		
NET SALES	$ 175,520	$ 149,490
Income before taxes	8,324	9,145
Provision for taxes	3,008	3,156
Income from continuing operations	5,316	5,989
Income from discontinued operations, net of tax	605	6,142
Net income	$ 5,921	$ 12,131
EARNINGS PER SHARE:		
Basic		
Income from continuing operations	$ 0.43	$ 0.49
Income from discontinued operations	0.05	0.50
Total	$ 0.48	$ 0.99
Diluted		
Income from continuing operations	$ 0.43	$ 0.48
Income from discontinued operations	0.05	0.50
Total	$ 0.48	$ 0.98
SEGMENT DATA		
NET SALES		
Food Service Equipment Group	$ 96,961	$ 65,619
Air Distribution Products Group	27,350	29,801
Engraving Group	20,403	21,417
Engineered Products Group	21,804	22,403
Hydraulics Products Group	9,002	10,250
Total	$ 175,520	$ 149,490
INCOME FROM OPERATIONS		
Food Service Equipment Group	$ 9,648	$ 4,957
Air Distribution Products Group	397	2,184
Engraving Group	1,271	2,805
Engineered Products Group	2,914	2,001
Hydraulics Products Group	1,219	1,748
Restructuring	-	(106)
Other operating income	80	1,113
Corporate	(4,683)	(4,516)
Total	$ 10,846	$ 10,186

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